EXHIBIT (A)(1)
EXHIBIT (A)(2)
EXHIBIT (A)(3)
EXHIBIT (A)(4)
EXHIBIT (A)(5)
EXHIBIT (A)(6)
EXHIBIT (A)(7)
EXHIBIT (A)(8)
EXHIBIT (A)(9)
EXHIBIT (A)(10)
EXHIBIT (A)(11)
EXHIBIT (A)(12)
EXHIBIT (A)(13)
EXHIBIT (A)(14)
EXHIBIT (A)(15)
EXHIBIT (A)(16)
EXHIBIT (C)(1)
EXHIBIT (C)(2)
EXHIBIT (C)(3)
EXHIBIT (C)(4)

Exhibit (a)(12)

ADDENDUM FOR EMPLOYEES IN THE NETHERLANDS

CONDITIONS OF GRANT OF NEW OPTION

Grant of New Option. You will not be subject to tax upon grant of the New Option. However, the grant of the New Option will be conditioned on your execution of an election form which will defer the taxable event with respect to the New Option until exercise of the option.

MATERIAL TAX CONSEQUENCES

               The following is a general summary of the Dutch income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Netherlands. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than the Netherlands. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. It is not clear whether the exchange of any option for a New Option could be a taxable event. There are three possible scenarios regarding the option exchange:

•	If, for any option, you did not elect to defer taxation until exercise of the option, and there has not been any vesting for the option, it is unlikely that you will be subject to tax as a result of the exchange of the option for a New Option.

•	If, for any option, you did not elect to defer taxation until exercise of the option, but there has been vesting for the option, it is unlikely that you will be subject to any tax as a result of the exchange of the option for a New Option. However, you will not be entitled to a refund of any taxes paid or due.

•	If, for any option, you did elect to defer taxation until exercise of any option, it is not clear whether you will be subject to any tax as a result of the exchange of the option for a New Option. It is possible that the Dutch tax authorities would consider the fair market value of any shares at grant of the Returned Option, less the exercise price of the New Option as a discount that is taxable at the time of vesting of the New Option. You should consult with your tax advisor as to the tax consequences of your participation in the Offer.

Taxation of Returned Option. If the option you return for exchange was subject to tax at vesting and you participate in the Offer, you will not be entitled to a refund of any taxes paid or due.

Grant of New Option. Subject to the treatment described above under “Option Exchange”, you will not be subject to tax upon grant of the New Option. However, the grant of the New Option

(a)(12)-1

will be conditioned on your execution of an election form which will defer the taxable event with respect to the New Option until exercise of the option.

Exercise of New Option. When you exercise the New Option, you will recognize taxable income in an amount equal to the difference between the fair market value of the shares on date of exercise and the exercise price paid for such shares. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

Sale of Shares. When you sell the shares, you will not in general be subject to any additional tax.

(a)(12)-2